SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                        No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An indicative announcement regarding the proposed interim profit distribution for 2023 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 10, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Indicative Announcement on the Proposed Interim Profit Distribution for 2023

The Annual General Meeting for 2022 convened by China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) on 30 May 2023 considered and approved the resolution to authorise the board of directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan for 2023. The Company values the returns to its investors and intends to continue with the interim profit distribution for 2023 following its common practice. In accordance with the provisions of the Articles of Association of China Petroleum & Chemical Corporation, unless otherwise provided by the relevant laws and administrative regulations, the amount of the interim profit distribution shall not exceed 50% of the net profits for the half year interim period.
The interim profit distribution plan is subject to approval of the Board. The Company will disclose information in due course and in strict compliance with provisions and requirements of the relevant laws and regulations. The investors are reminded to be aware of the investment risks involved.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
10 August 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 11, 2023